Exhibit 99.1

Inkia, a Subsidiary of Kenon, Issues $450 Million Senior Notes

Singapore, November 9, 2017. Kenon Holdings Ltd. (NYSE: KEN; TASE: KEN) ("Kenon") announces that Inkia Energy Limited ("Inkia"), a subsidiary of Kenon's wholly-owned subsidiary IC Power Ltd., has issued senior unsecured notes in an aggregate principal amount of $450 million (the "Notes"). The Notes accrue interest at a rate of 5.875% and will mature in November 2027.

The proceeds of the Notes are intended to be used to purchase or redeem all of the outstanding Inkia notes due 2021.

This press release is not an offer for, sale of, or a solicitation to purchase or subscribe for, any securities in the United States. The securities discussed in this press release have not been, and will not be registered under the U.S. Securities Act of 1933, and may not be offered or sold in the United States absent registration or an exemption from registration thereunder.